FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

2 August 2010

 HSBC HOLDINGS PLC

2010 INTERIM RESULTS - PRESENTATION

A copy of HSBC Holdings plc's Interim Results 2010 presentation to investors and analysts is attached and is also available to view and download atwww.hsbc.com .

There will be a presentation to investors and analysts on Monday, 2 August 2010 from 11:00 to 12:15 at HSBC, 8 Canada Square, London E14 5HQ. The hosts will be:

In Hong Kong:	Stephen Green, Group Chairman
In London:	Michael Geoghegan, Group Chief Executive
Douglas Flint, Chief Financial Officer, Executive Director Risk and Regulation

Please note that this event will be webcast live. You may also dial into the audio conference call.

Details of how to access the webcast and conference call can be obtained from the Investor Relations webpage at:
http://www.hsbc.com/1/2/investor-relations/financial-info

Conference access numbers:

Restrictions may exist when accessing freephone / toll free numbers using a mobile telephone.

Passcode:	HSBC
UK (local):	+ 44 (0) 20 7138 0828
UK (toll free):	0800 279 9640
US (local):	+ 1 718 354 1358
US (toll free):	1 866 850 2201
HK (local):	+ 852 3009 5112
HK (toll free):	800 966 243

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:

Name: P A Stafford

Title: Assistant Group Secretary

Date: 2 August, 2010